SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   March 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954, and
333-127491 and Form S-8 Registration Statement File No. 333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re RADA Electronic Industries Announces Full Year 2005 Results dated March 8, 2006.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA Electronic Industries Announces Full Year 2005 Results

Wednesday March 8, 7:23 am ET

NETANYA, Israel, March 8 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADI - News) today reported its financial results for the year ended December 31, 2005. The company reported a net loss of $2.3 million or $0.10 per share (on a fully diluted basis). This compares with net income of $822,000, or $0.03 per share (on a fully diluted basis), for the year ended December 31, 2004. Operating loss for the year was $1.8 million compared with operating profit of $1.0 million in 2004.

Revenues in 2005 were $13.4 million, a decrease of 5% from 2004. The gross margin on sales also decreased from 27% in 2004 to 8% in 2005. The decrease in gross margin is attributed to the high percentage of development programs, which programs have a lower profit margin than the sales of pre-existing products offered by the Company.

Looking forward to 2006, we believe that the development efforts over the last three years will be reflected in additional sales during 2006. In addition to our pre-existing products of FACE (DATA Recorder) and CATS (Commercial Aviation Test Station), we now also offer off the shelf our Network Centric Digital Recorder (NCDR), Ground Debriefing Systems (GDS), Heads Up Display (HUD) Cameras, Rear Sentry Cameras and several core avionics computers. In addition we have increased our marketing efforts towards our strategic markets: US, India, and Israel. In the US we have received an order to supply NCDRs for the T-45. As a result of our acquisition in 2005 of the assets of Vectop, Ltd., which had existing sales to India, we are positioned to enter that market. We have also won a contract to supply our NCDR and HUD Camera for the Sea Harrier in India. As a result of our broader product range, we have begun to see an increasing number of RFP's that we are able to respond to with bids.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries, with 110 staff. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.


Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.



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                           CONSOLIDATED BALANCE SHEETS

           U.S. dollars in thousands, except share and per share data


                                                          December 31,
                                                       2005         2004
    ASSETS
    CURRENT ASSETS:
    Cash and cash equivalents                         $ 350       $ 3,464
    Trade receivables (net of allowance for
    doubtful accounts of $ 6 and $ 221 at
    December 31, 2005 and 2004, respectively)         4,920         1,643
    Other receivables and prepaid expenses              156           208
    Costs and estimated earnings in excess of
    billings on uncompleted contracts                 1,396         1,385
    Inventories                                       1,942         1,824

    Total current assets                              8,764         8,524

    LONG-TERM RECEIVABLES AND DEPOSITS:
    Long-term receivables                               983           988
    Long-term restricted cash                         1,017         1,002
    Leasing deposits                                     72            94
    Severance pay fund                                1,614         1,638

    Total long-term receivables and deposits          3,686         3,722

    PROPERTY AND EQUIPMENT, NET                       3,931         4,283

    OTHER ASSETS:
    Intangible assets, net                            2,469         1,709
    Deferred charges, net                                40            59
    Total other assets                                2,509         1,768

    Total assets                                   $ 18,890      $ 18,297

    LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES:
    Short-term bank credit and current maturities
    of loans                                          $ 877          $ 14
    Trade payables                                    1,671         1,080
    Other payables and accrued expenses               3,217         3,612
    Deferred revenues                                    50           488
    Billings in excess of costs and estimated
    earnings on uncompleted contracts                   391         1,065
    Total current liabilities                         6,206         6,259

    LONG-TERM LIABILITIES:
    Convertible note                                  2,560         2,346
    Accrued severance pay                             2,009         2,063
    Total long-term liabilities                       4,569         4,409

    MINORITY INTERESTS                                  380           397

    SHAREHOLDERS' EQUITY:
    Share capital
    Ordinary shares of NIS 0.005 par value
    - Authorized: 47,500,000 and 45,000,000
    shares at December 31, 2005 and 2004,
    respectively; Issued and outstanding:
    26,144,027 and 20,448,364 shares at
    December 31, 2005 and 2004, respectively            116           110
    Additional paid-in capital                       64,579        61,851
    Warrants                                          2,321         2,223
    Accumulated deficit                             (59,281)      (56,952)
    Total shareholders' equity                        7,735         7,232
    Total liabilities and shareholders' equity     $ 18,890      $ 18,297



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                      CONSOLIDATED STATEMENTS OF OPERATIONS

           U.S. dollars in thousands, except share and per share data

                               Year ended      Three months ended
                              December 31,         December 31,
                            2005      2004       2005       2004
                                                    (unaudited)
    Revenues:
    Products              $ 11,303  $ 11,123   $ 3,887     $ 2,751
    Services                 2,118     3,037       363         751

                            13,421    14,160     4,250       3,502
    Cost of revenues:
    Products                10,829     8,669     3,575       2,162
    Services                 1,481     1,618       387         354

                            12,310    10,287     3,962       2,516

    Gross profit             1,111     3,873       288         986

    Operating expenses:
    Marketing and selling
    expenses                   927       738       210         168
    General and
    administrative expenses  1,939     2,116       498         561

    Total operating
    expenses                 2,866     2,854       708         729

    Operating income (loss) (1,755)    1,019      (420)        257
    Financial income
    (expenses), net           (624)     (248)     (160)         73
    Other income, net           33        23        33           6

                            (2,346)      794      (547)        336
    Minority interests in
    losses of subsidiary        17        28         3          10

    Net income (loss)     $ (2,329)    $ 822    $ (544)      $ 346

    Net income (loss)
    per share:

    Basic net income
    (loss) per share       $ (0.10)   $ 0.04   $ (0.02)      $ 0.02

    Diluted net income
    (loss) per share       $ (0.10)   $ 0.03   $ (0.02)      $ 0.01

    No. of shares used in
    computing fully
    diluted net income
    (loss) per share        22,513    23,684    24,883       23,556



    Company Contact:
    Elan Sigal (Chief Financial Officer)
    Tel: +972-9-892-1129
    elan_sigal@rada.com




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                     (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: March 8, 2006